EXHIBIT 99.6

DECOMA INTERNATIONAL INC.

Certificate Pursuant to National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:     CANADIAN SECURITIES REGULATORY AUTHORITIES

     Decoma International Inc. (the “Corporation”) hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 (“NI 54-101”), that it is relying upon section 2.20 of NI 54-101, the abridging time provisions, in connection with the proxy-related materials relating to the special meeting of the Corporation’s shareholders scheduled for February 28, 2005, and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of NI 54-101.

Dated:   January 28, 2005

DECOMA INTERNATIONAL INC.
By:	signed "R.D. Benson"
	Name:	R. David Benson
	Title:	Excutive Vice-President, Secretary and General Counsel